20549-0408

James B. Parsons
Parsons Law Firm
2070 Skyline Tower, 10900 NE 4th Street
Bellevue, Washington 98004

Re: American Bonanza Resources Corp.
      Form SB-2, filed December 13, 2005
      File Number 333-130286

Dear Mr. Parsons:

        We have reviewed the above referenced Form SB-2 and have the following comments. Where indicated, we think you should revise this document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this filing

1.   Confirm the staff's understanding that American Bonanza Resources, its officers, directors, promoters and their affiliates do not have any connection to American Bonanza Gold Mining Corp or American Bonanza Gold Corp. If you are not able to give such a confirmation, please discuss all connections between American Bonanza Resources and the other named companies or their affiliates.

2.   In an appropriate portion of the registration statement, revise to disclose whether the promoters may purchase any shares, including any amounts necessary to sell the total offering amount.

3.   File a consent from Laurence Stephenson for the inclusion of his report as an exhibit to the registration statement and for naming him in the prospectus.

Cover Page

4.   Revise the cover page and the disclosure in the remainder of the document to clarify that if the offering is terminated or if you fail to raise the total offering amount that subscribers will receive their refunds promptly.

Summary, page 3

5.   Also in the first paragraph, clarify that the option is your sole property interest.

6.   Clarify when you expect to commence exploration work on the mineral claim.

Risk Factors, page 4

Without the funding from this offering we will be unable to implement our business plan, page 4

7.   It is not clear why the fact that a failure of this offering would inhibit your ability to implement your business plan is a risk to investors. If the offering fails, the investors would receive their funds out of the escrow account and would not own your securities. Please revise this risk factor to clarify why this is a risk to an investor in your securities.

The loss of the services of Thomas Gland or Robert Gardner…, page 5

8.   This risk factor refers to American Bonanza's reliance upon the two named officers' expertise. Please revise this risk factor or add a second risk factor to clarify, if true, that neither officer has any mining, surveying or other experience in mineral extraction field.

We have not yet had our property examined…, page 6

9.   Revise the heading to this risk factor to clarify that a failure to find any ore reserves would likely lead to losses on the investors shares.

Based on consumer demand…, page 7

10.   This risk factor appears to discuss the risk that demand for your assets, ore in this case, may decline leading to a decline in prices. As currently written, this risk factor discusses the generic risk that if demand declines, so will prices, reducing returns. If you do not have any specific concerns about declines in the particular ore that you expect to find, please remove this risk factor as a discussion of a generic risk.

Use of Proceeds, page 10

11.   Please clarify, with quantification, what you mean by "full funding" and "complete business plan" referenced in the last sentence.

Plan of Distribution, page 12

12.   Revise to discuss, in detail, the procedure you will follow in the event that you are not able to sell the total offering amount.

Description of Securities, page 17

13.   Revise this section to provide a description of the warrants. Please refer to Item 202 of Regulation S-B.

Description of Business, page 18

14.   On page 6 you refer to a "consultant" that assisted in choosing the area for the twin claims. Revise this section to discuss the actions taken by the consultant, any connection between the consultant and the two shareholder/promoters and the amount of any fees paid for the consultation.

General Information, page 21

15.   Please identify who developed the geologist report referenced in the third paragraph on page 21 and for whom this work was conducted. Note also for similar work and analysis such as that described in the four sections beginning with "History of Previous Work" on page 23.

16.   Please identify the work done by Laurence Stephenson and reference his report filed as an exhibit.

17.   Please identify the "consultant," mentioned in the risk factor section on page 6, who recommended purchase of the claim and disclose the reasons given for the recommendation. Similarly, if known, identify the professional geologist you plan to employee for the work to be done with the proceeds of this offering. Disclose any affiliation between your company and any such parties referenced in the prospectus.

18.   If the exploration work or analysis described in the filing is that of management, disclose management's qualifications to provide this service.

19.   Please reconcile the "…lack of previous exploration." referenced at the top of page 22 with the discussion of Recent Exploration Work provided on page 23.

20.   Throughout your filing you refer to the mineral claims as being owned by your company. For example, on page 21 you state that the company's portfolio consists of one unpatented mineral claim. However, on page 22 you state that the claims are held in the name of your president. Please revise your discussions throughout your filing to specifically state who owns the unpatented mineral claim.

- If the claim is owned by you, please revise your summary of significant accounting policies to disclose how you account for such mineral rights. Refer to EITF 04-2.

- If the claim is not owned by you, please revise to clarify that you do not currently own the claim and disclose when and how you anticipate acquiring it.

- Please revise your summary of significant accounting policies to disclose how you will account for exploration costs.

New Accounting Pronouncements, page 31

21.   Please revise your disclosure to state why you believe the impact of implementing SFAS 123(R) will result in a material impact on your financial statements, considering that the company does not currently have an approved stock option plan.

Description of Property, page 33

22.   Insert a small-scale map showing the location and access to your property. See paragraph (b)(1) of Industry Guide 7. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR.

23.   Revise this section to clarify the extent of your rights to exploit any mineral reserves found in the staked area. Also, discuss any title search or other activity that you have undertaken to ensure that there are no competing claims. Finally, please clarify when and if Mr. Gland will transfer title to the claim to American Bonanza.

24.   Your reference to the required level of exploration activities per hectare in year 1 through year 3 is not clear, as you have not stated the time remaining to meet those various requirements. Revise to state when year 1, 2 and 3 begin and end. Also, revise to state the amount per hectare that has been spent at this point and the amount per hectare that you would be able to spend using the initial $85,000 that you have earmarked for exploration.

25.   In the risk factors section, you state that little or no exploratory activity has occurred on your claim. However, this section contains a significant amount of survey data. Revise the description of the geologic survey in this section to make clear that none of these results indicate that there is a commercially viable reserve of any mineral on the property making up your claim.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

26.   Please have your auditors provide a revised audit opinion that references Note 3 in the going concern paragraph.

Exhibit 5: Legal Opinion of Parsons Law Firm

27.   The legal opinion required by Item 601(b)(5) of Regulation S-B requires that it cover all securities that are registered. In numbered point 2 counsel specifically refers to 2,000,000 shares being validly issued fully paid and non assessable. However, counsel fails to opine upon the enforceability of the warrants or the legality of the shares issuable upon the exercise of the warrants. Revise the opinion to cover all securities registered by this registration statement.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Rebekah Moore 202-551-3463, Angela Connell, Senior Accountant at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax : James B. Parsons
        Fax number 425-451-8568